Exhibit 99.1
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2010 RESULTS
BALTIMORE (July 23, 2010) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter 2010 results, including net revenues of $577.4 million, net income of $158.5 million, and diluted earnings per common share of $.59, an increase of 55% from the $.38 per share in the comparable 2009 quarter. Net revenues were $442.2 million in the second quarter of 2009, and net income was $100.0 million.
Assets under management were $391.1 billion at June 30, including $233.5 billion in the T. Rowe Price mutual funds distributed in the United States and $157.6 billion in other managed investment portfolios. Market depreciation, net of income, of $33.0 billion more than offset the $5.1 billion in net inflows during the second quarter of 2010, as assets under management decreased $27.9 billion from $419.0 billion at March 31, 2010.
Results for the first half of 2010 include net revenues of $1,133.6 million, net income of $311.5 million, and diluted earnings per share of common stock of $1.17, more than double the $.57 per share in the first half of 2009. Net cash inflows from investors of $15.4 billion were offset by $15.6 billion in market depreciation, net of income, during the year-to-date period and reduced June 30 assets under management to year-end 2009 levels.
Financial Highlights
Total investment advisory revenues were $492.0 million in the second quarter of 2010, an increase of 37%, or $131.7 million, from the comparable 2009 quarter. Relative to the 2009 quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased 38%, or $94.0 million, to $342.8 million. Average mutual fund assets under management in the second quarter of 2010 were $247.4 billion, an increase of 38% from the average for the comparable 2009 quarter. Mutual fund assets at June 30, 2010 were $233.5 billion, a decrease of 6% or $16.0 billion from the end of March 2010, and $13.9 billion lower than the second quarter 2010 average.
Net inflows to the mutual funds were $3.2 billion during the second quarter of 2010. The stock funds had net inflows of $1.8 billion, including $600 million into the Value Fund and $400 million into each of the International Growth and Income and Growth Stock funds. Bond and money market funds had net inflows of $1.4 billion. The Short-Term Bond and Emerging Markets Bond funds each received $300 million of net flows. Market depreciation, net of income, reduced our mutual fund assets under management by $19.2 billion during the second quarter of 2010.
Investment advisory revenues earned on the other investment portfolios that we manage increased $37.7 million, or 34%, from the second quarter of 2009, to $149.2 million. Average assets in these portfolios were $166.1 billion during the second quarter of 2010, an increase of $44.3 billion, or 36%, from the 2009 quarter. Ending assets at June 30, 2010 were $157.6 billion, down $11.9 billion from the end of March 2010, and $8.5 billion lower than the second quarter 2010 average. Net inflows into these portfolios, primarily from third-party financial intermediaries and institutional investors outside the United States, were $1.9 billion in the 2010 quarter. Market depreciation, net of income, lowered assets under management in these portfolios by $13.8 billion. Investors domiciled outside the United States account for 12% of the firm’s assets under management at June 30, 2010.
The target-date retirement investment portfolios continue to be a good source of assets under management. During the second quarter of 2010, net inflows of $1.6 billion originated in these portfolios. Assets in the target-date retirement portfolios were $45.9 billion at June 30, 2010, accounting for nearly 12% of the firm’s assets under management and 19% of its mutual fund assets.
Operating expenses were $324.3 million in the second quarter of 2010, up $36.0 million from the 2009 quarter. Compensation and related costs increased $15.4 million, or 8%, from the comparable 2009 quarter, as a result of a higher interim accrual for the 2010 annual variable compensation programs. At June 30, 2010, the firm employed 4,862 associates, virtually unchanged from a year ago and slightly up from the 4,802 associates employed at the end of 2009.
Advertising and promotion expenditures were up $6.4 million, or 47%, compared to the second quarter of 2009 as improved investor sentiment over the last twelve months prompted the firm to increase its spending. The firm currently expects that its advertising and promotion expenditures for the third quarter of 2010 will be in line with the second quarter 2010 and spending for the full year 2010 could increase up to 30% from 2009. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base.
Other operating expenses increased $13.9 million, or 41%, from the second quarter of 2009, including an increase of $3.2 million in distribution and service expenses recognized on higher average assets under management in Advisor and R classes of mutual fund shares that are sourced from financial intermediaries. These distribution and service expenses are offset by an equal increase in administrative revenues recognized from 12b-1 fees. Additionally, travel costs, consulting fees and other professional services have risen to meet increased business demands.
The second quarter 2010 provision for income taxes as a percentage of pretax income is 38.3%, up from the previous estimate for the full year 2010 of 37.8%. The firm currently estimates that the effective tax rate for the full year 2010 will be 38.0%.

Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “We are pleased with the firm’s investment advisory results relative to our peers, with 86% of the T. Rowe Price funds across their share classes outperforming their comparable Lipper averages on a total return basis for the 5-year period ended June 30, 2010, 82% outperforming for the three-year period, 76% outperforming for the 10-year period, and 61% outperforming for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 69% of our rated funds’ assets under management.
“Our second quarter financial results were achieved during a difficult period in which the European sovereign debt crisis sparked a sharp correction in global equity markets and volatility returned to levels not seen in more than a year. In spite of this very challenging environment, we remain encouraged by the confidence clients continue to place in us, as evidenced by continued investor interest and demand across our diversified investment strategies.
“Our strong capital position gives us substantial financial flexibility to weather the inevitable ups and downs in the market and enables us to continue to invest in our business for the future. We remain debt-free with ample liquidity, including cash and mutual fund investment holdings of $1.4 billion. Through June 30, we have expended $175 million to repurchase 3.6 million shares of our common stock. Based on current strategic projects and plans, the company’s capital expenditures for all of 2010 are estimated to be about $150 million, including $68 million invested in facilities and technology equipment in the first half of the year. These cash expenditures are funded from our available liquid resources.
Market Commentary
“Global economies appear to be improving, albeit at a slow and uneven pace. Although the market environment remains unsettled and heightened volatility has added to investor uncertainty, we remain positive on the attractiveness of the market, especially over the longer term. Consumer and corporate confidence in the developed world remain generally subdued. Nonetheless stock valuations are reasonable, especially in relation to today’s low interest rates; corporate earnings are on the upswing; and company balance sheets are strong.”
Closing Comment
In closing, Mr. Kennedy said, “Despite jittery markets that reduced our assets under management back to year-end 2009 levels, the long-term outlook for T. Rowe Price remains strong. Net inflows across our distribution channels continue to be positive, our balance sheet is very healthy, and we continue to prudently manage the business while investing strategically in key capabilities and attractive growth opportunities. As global economies continue to regain their footing, our experienced investment team and dedicated associates remain focused on adding value for our clients and our stockholders.”
Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2010 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at June 30, 2010.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2009 Form 10-K report.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, sub-advisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2009	6/30/2010	6/30/2009	6/30/2010
Revenues
Investment advisory fees	$360.3	$492.0	$667.1	$963.8
Administrative fees	81.3	84.7	158.7	168.3
Investment income of savings bank subsidiary	1.9	1.6	3.4	3.3

Total revenues	443.5	578.3	829.2	1,135.4
Interest expense on savings bank deposits	1.3	0.9	2.5	1.8

Net revenues	442.2	577.4	826.7	1,133.6

Operating expenses
Compensation and related costs	199.7	215.1	375.1	422.8
Advertising and promotion	13.7	20.1	36.4	43.6
Depreciation and amortization of property and equipment	16.6	15.5	33.3	30.9
Occupancy and facility costs	24.4	25.8	49.8	51.5
Other operating expenses	33.9	47.8	67.6	93.0

Total operating expenses	288.3	324.3	562.2	641.8

Net operating income	153.9	253.1	264.5	491.8
Net non-operating investment income (loss)	7.9	3.9	(28.1)	9.2

Income before income taxes	161.8	257.0	236.4	501.0
Provision for income taxes	61.8	98.5	88.2	189.5

Net income	100.0	158.5	148.2	311.5

Earnings per share on common stock
Basic	$.39	$.61	$.58	$1.20

Diluted	$.38	$.59	$.57	$1.17

Dividends declared per share	$.25	$.27	$.50	$.54

Weighted average shares on common stock
Outstanding	255.2	258.2	255.3	258.2

Outstanding assuming dilution	261.7	265.7	260.2	266.0

	Three months ended		Six months ended
	6/30/2009	6/30/2010	6/30/2009	6/30/2010
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$195.3	$275.1	$357.3	$537.9
Bond and money market	53.5	67.7	103.2	130.3

Total	248.8	342.8	460.5	668.2
Other portfolios	111.5	149.2	206.6	295.6

Total	$360.3	$492.0	$667.1	$963.8

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$130.0	$182.6	$120.0	$179.1
Bond and money market	49.6	64.8	48.5	63.3

Total	179.6	247.4	168.5	242.4
Other portfolios	121.8	166.1	114.7	162.8

Total	$301.4	$413.5	$283.2	$405.2

	12/31/2009	6/30/2010
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$172.7	$168.0
Bond and money market	60.0	65.5

Total	232.7	233.5
Other portfolios	158.6	157.6

Total	$391.3	$391.1

Stock and blended asset portfolios	$290.4	$280.6
Fixed income portfolios	100.9	110.5

Total	$391.3	$391.1

	Six months ended
	6/30/2009	6/30/2010
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $43.1 of stock-based compensation	$269.8	$452.2
Cash used in investing activities, including ($68.0) for additions to property and equipment and ($143.6) for investment in UTI Asset Management Company Limited in 2010	(64.5)	(223.0)
Cash used in financing activities, including common stock repurchases of ($154.5) and dividends paid of ($139.8) in 2010	(157.0)	(237.4)

Net change in cash during the period	$48.3	$(8.2)

	12/31/2009	6/30/2010
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$743.3	$735.1
Investments in sponsored mutual funds	677.5	648.8
Other investments	45.7	200.2
Property and equipment	512.8	543.9
Goodwill	665.7	665.7
Accounts receivable and other assets	565.3	609.3

Total assets	3,210.3	3,403.0
Total liabilities	328.1	443.7

Stockholders’ equity, 257.2 common shares outstanding in 2010, including net unrealized holding gains of $80.5 in 2010	$2,882.2	$2,959.3